UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 25, 2025 titled “GeoPark Enters Vaca Muerta as Operator of Two High Quality Blocks”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ENTERS VACA MUERTA AS OPERATOR OF TWO HIGH QUALITY BLOCKS

Bogota, Colombia – September 25, 2025 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced that it has entered into an agreement with Pluspetrol S.A. (“Pluspetrol”) to acquire a 100% operated working interest (“WI”) in the Loma Jarillosa Este and Puesto Silva Oeste blocks that target black oil in the Vaca Muerta formation in Neuquen Province, Argentina.

Concurrently, GeoPark and the Government of Neuquen Province have signed two “Actas Acuerdo” (Deeds of Agreement) that establishes the parties’ commitment to the deal and outline the terms and conditions under which the concessions will be transferred. The Deeds of Agreement include the issuance of a new unconventional exploitation license for the Puesto Silva Oeste Block that requires GeoPark to transfer a 5% WI to Gas y Petróleo del Neuquen S.A. (“GyP”), therefore resulting in a 95% operated WI in that block.

This acquisition delivers on GeoPark’s declared strategic intent to establish a position in Vaca Muerta, a growing, world-class, proven unconventional oil and gas play. As an accredited unconventional operator, GeoPark will be positioned to actively contribute to the basin’s operational ecosystem, while pursuing growth opportunities and efficiency initiatives. In addition, the acquisition provides:

•	Scale and Longevity: Over 12,300 gross acres in the Vaca Muerta black oil window, with an estimated recoverable resource of over 60 million[1] gross barrels of oil, under concession for more than 30 years. Current production of 1,700–2,000 boepd (95% oil and 5% gas) in the acquired blocks increases GeoPark’s proforma production on a consolidated basis to approximately 30,000 boepd in 2025, with an estimated reserve life index of 7 years for 1P reserves and over 10 years for 2P reserves

•	Growth Trajectory: Clear line of sight to achieving plateau production of approximately 20,000 boepd by year-end 2028. The acquired blocks hold estimated 2P reserves of 25.8 mmboe and estimated 2C contingent resources of 44.2 mmboe, providing significant additional upside

•	Value Accretion: Incremental pro-forma Adjusted EBITDA[2] of $12–14 million in full-year 2025. At expected plateau production the assets are estimated to contribute $300–350 million of gross Adjusted EBITDA (at $70/bbl Brent oil price)

The transaction is expected to close before year-end 2025, following the issuance of the Neuquen Province Decree ratifying the Deeds of Agreement. GeoPark will continue to work jointly with its counterparties to progress the transaction effectively and inform the market on further developments as they become available.

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Today’s agreement marks a defining milestone for GeoPark, transforming the Company by adding immediate production, increased reserves, and significant long-term value. It also demonstrates the commitment to drive sustainable long-term growth and value through both organic developments and strategic acquisitions. The Loma Jarillosa Este and Puesto Silva Oeste blocks establish a compelling entry position into one of the world’s most prolific unconventional plays

1 GeoPark’s estimate.

2 The Company is unable to present a quantitative reconciliation of full-year 2025 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc.

and we are grateful that the Government of Neuquen Province has entrusted us with the development and operation of these assets. We see it as a unique opportunity to apply and continue to build our distinct capabilities to unlock value for decades to come. Looking ahead, we are confident that the execution of our strategic plan, leveraging the enduring foundation we have built in Colombia and the distinctive portfolio depth provided by today’s acquisition, positions GeoPark as a stronger and more resilient company.”

HIGHLIGHTS

Key Deal Terms

•	Payment: GeoPark will pay $115 million[3] at closing[4], funded with available cash, with a security deposit of $22.7 million on the date Pluspetrol and GeoPark entered into the agreement. The agreed price represents a valuation of approximately $9,550 per acre

•	Concession Details:

o	Loma Jarillosa Este Block: Transfer of Pluspetrol’s concession (6,054 acres), with an exploitation license valid until 2057

o	Puesto Silva Oeste Block: Transfer of Pluspetrol’s concession (6,301 acres) and the award of a new exploitation license valid for 35 years, including transportation authorization. As part of the new license terms, GeoPark will transfer a 5% WI to GyP. GeoPark remains operator with a 95% WI and will carry GyP’s portion of the capital and expenditures on a fully recoverable basis with up to 100% of GyP’s share of production. This recoverable carry will be reflected in GeoPark’s working interest, increasing it from 95 to 100 percent during the carry period

•	Effective Date: January 1, 2025

Growing Production and Reserves with a Clear Potential Upside

•	Production: Currently producing 1,700–2,000 boepd (95% oil, 5% gas)

•	Expected growth: Production projected to reach approximately 20,000 boepd by year-end 2028

•	Development plan: Potential for 50–55 additional wells across 15 pads, unlocking more than 60 mmboe gross recoverable volumes

•	Estimated reserves: Access to 11.4 mmboe of 1P net reserves, 25.8 mmboe of 2P net reserves, and 45.3 mmboe of 3P net reserves

•	2025 pro forma impact: On a consolidated basis, the acquisition positions GeoPark at approximately 30,000 boepd, with an estimated reserve life index of 7 years for 1P reserves and over 10 years for 2P reserves

Value Accretive with Immediate Cash Generation and Long-Term Value

•	Incremental pro-forma net Adjusted EBITDA[2] of $12–14 million in full-year 2025

•	At expected peak production of approximately 20,000 boepd gross in 2028, the assets are expected to contribute $300–350 million of gross Adjusted EBITDA (at $70/bbl Brent oil price)

•	The development plan requires $500-600 million of gross investment through 2028. Peak net debt-to-EBITDA ratio is 2.0-2.5x in 2026, before rapidly deleveraging to below 1.0x as plateau Adjusted EBITDA is achieved

Facilities and Infrastructure

•	Current production is processed with a battery that can handle up to 6,000 bopd at the Loma Jarillosa Este Block. GeoPark plans to develop the two blocks as a hub, with a new central processing facility to be built at the Puesto Silva Oeste Block with an expected capacity of approximately 20,000 bopd and a pipeline connecting the two blocks. Construction of this infrastructure is projected to start in 2026 and be online in time to support the anticipated plateau production

3 Amount subject to customary price adjustments.

4 Minus security deposit.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

The reserves estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company’s properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including the closing of this acquisition and its benefits to GeoPark, production growth, development programs, Reserve Life Index, Adjusted EBITDA, net debt to Adjusted EBITDA ratio, and capacity at the central processing facility. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

This press release contains a number of oil and gas metrics, including NPV after tax per share, reserve life index, net debt-adjusted NPV per share, etc., which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet SEC definitions for such terms. GeoPark uses certain terms in this press release, such as “PRMS Reserves” that SEC guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 after tax for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: September 25, 2025